HYLIION HOLDINGS CORP. 1202 BMC Drive, Suite 100 Cedar Park, Texas 78613 ph: (833) 495-4466

March 2, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kristin Baldwin (baldwinkr@sec.gov)

Re:	Acceleration Request of Hyliion Holdings Corp. (“Registrant”) Registration Statement on Form S-3 (File No. 333-293712)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, and on behalf of the Registrant, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it may become effective on Thursday, March 5, 2026, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please call Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 with any questions regarding this matter.

Very truly yours,

HYLIION HOLDINGS CORP.

By:	/s/ Thomas Healy
Thomas Healy
Chief Executive Officer

cc:	Jose Oxholm, Hyliion Holdings Corp.

Brenda Lenahan, Vinson & Elkins L.L.P.